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                                    FORM 8-A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              COMMUNITY BANKS, INC.
                              ---------------------
             (Exact Name of registrant as specified in its charter)

          PENNSYLVANIA                          23-2251762
          ------------                          ----------
     (State of incorporation)       (I.R.S. Employer Identification No.)


    750 East Park Drive, Harrisburg PA                          17111
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(Address of principal executive offices)                      (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $5.00 par value (1)
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                                (Title of Class)

  (1) Common stock previously registered under Section 12(b) of the Act and previously listed on the American Stock Exchange.

Explanatory Note

     The purpose of this Form 8-A filing is to change the registration of Community Banks, Inc. (the "Registrant") common stock, $5.00 par value (the "Common Stock") from being registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to a registration under
Section 12(g) of the Exchange Act in connection with the listing of the Common Stock on the NASDAQ Stock Market's National Market System ("NASDAQ"). The Common Stock is currently registered under Section 12(b) of the Exchange Act and is listed on the American Stock Exchange

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("AMEX"). The Registrant anticipates that the listing of the Common Stock on the
AMEX will be terminated following the listing of the Common Stock on the NASDAQ.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

     The securities offered hereby are shares of Community Banks, Inc. ("Community") common stock, $5.00 par value. As of April 30, 2002, there were 20,000,000 shares authorized of which 9,258,814 shares were outstanding. Community's Articles of Incorporation also authorize 500,000 shares of preferred stock.

     The Board of Directors of Community ("Board of Directors") has the authority to the full extent now or hereafter permitted by law, to fix by resolution the voting rights (which may be full, limited, multiple, fractional or withheld altogether) designations, preferences, qualifications, limitations, restrictions, privileges, options, redemption rights, conversion rights and other special or relative rights of such class of preferred stock or any series thereof. No preferred stock has been issued as of the date of this registration statement nor does the Board of Directors have plans to issue preferred stock. Authorized but unissued shares of common and preferred stock of Community may be issued only if seventy-five (75%) percent of the entire Board of Directors consents to the issuance.

     No options, warrants, convertible securities or other common stock or equivalents are currently outstanding, except options issued pursuant to the Community Banks, Inc. Long Term Incentive Plan and Directors' Stock Option Plan. Holders of common stock are entitled to receive dividends when and as declared by the Board of Directors and to share ratably in the assets of Community legally available for distribution to the holders of common stock in the event of liquidation, dissolution or winding up. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

     Holders of common stock are entitled to one vote per share on all matters on which Community's shareholders may vote, including the election of directors. The holders of common stock do not have cumulative voting rights in the election of directors. This means that the holders of a simple majority of the shares of common stock voting for the election of directors can elect all of the directors, if they chose to vote together, and in such event the holders of the remaining shares will not be able to elect any directors.

     Community's Articles of Incorporation contain certain provisions which may be considered anti-takeover in nature. Article XI of the Articles of Incorporation provides that no corporate action (as therein defined) may be authorized unless seventy-five (75%) percent of the votes which all shareholders are entitled to cast on the corporate actions are cast in favor of the corporate action. The seventy-five (75%) percent shareholder vote is reduced to sixty-six and two-thirds (66 2/3%) percent if sixty-six and two-thirds (66 2/3%) percent of the entire Board of Directors of Community recommends approval of the proposed corporate action to the shareholders. Article XI defines corporate action to include the amendment of certain articles of the Articles of Incorporation, the removal of one or more directors, the merger or consolidation of Community with



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or into another corporation, the merger or consolidation of a subsidiary of
Community with or into another corporation if the surviving corporation would not be a subsidiary of Community, the sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of Community's assets or of the assets of any subsidiary of Community, the sale of all or substantially all of the stock of any subsidiary of Community whose total assets exceed twenty (20%) percent of the total assets of Community, any plan or proposal for the liquidation or dissolution of Community or any subsidiary of Community whose total assets exceed twenty (20%) percent of the total assets of Community, any re-classification of Community securities, or the issuance in a single or one or more related transactions of voting shares of Community sufficient to elect a majority of the Board of Directors of Community.

     The Articles of Incorporation also give Community's Board of Directors authority to take any lawful action to oppose a tender offer or similar transaction if the Board of Directors determines that the offer should be rejected. The provision permits the Board of Directors to consider any pertinent issues in determining whether to oppose any such offer. In addition, the Board of Directors is expressly vested with the power to make, alter, amend and repeal the bylaws of Community, subject to the power of the shareholders to change such option only upon the affirmative vote of at least seventy-five (75%) percent of the votes which all shareholders are entitled to cast.

     In addition to provisions in Community's Articles of Incorporation, the Pennsylvania Business Corporation Law of 1988 provides that any holder of voting shares of a business corporation that becomes the subject of a "control transaction", and who objects to the transaction, shall be entitled to the rights and remedies of a dissenting shareholder. A "control transaction" is defined to mean the acquisition by a person or group of voting power that would entitle the holder or holders thereof to cast at least twenty (20%) percent of the votes that all shareholders would be entitled to cast in an election for directors.

     Subject to certain procedural requirements, following the acquisition of twenty (20%) percent voting power by a person or group, a shareholder is entitled to receive cash from the controlling person or group in an amount equal to the fair market value of his shares as of the day prior to the date on which the control transaction occurs. In making such valuation, all relevant factors are to be taken into account, including an increment representing a proportion of any value payable for acquisition of control of the corporation. The effect of the Act is to require any person or group who acquires twenty (20%) percent of the voting shares of Community upon the demand of any Community shareholder or shareholders, to buy out such other shareholders.

     The Board of Directors of Community is divided into four (4) classes, each class being elected for a term of four (4) years, and each class consisting of as nearly equal as possible a number of directors.

     On February 12, 2002, the Board of Directors of Community declared a distribution of one "right" for each outstanding share of common stock. Generally, a "right" entitles its holder to purchase one share of common stock at a set purchase price upon the occurrence of certain triggering events. A full description of the "rights" is contained in a Shareholders' Rights Agreement which is attached as an exhibit to a separate registration statement on Form 8-A that Community filed on February 27, 2002, which is incorporated by reference herein.

     The overall effect of the above-described measures, together with banking

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laws and regulations applicable to the acquisition of bank holding companies, may be to render more difficult the accomplishment of mergers, takeovers and other changes in control of Community. To the extent that these measures have this effect, removal of Community's incumbent Board of Directors and management may be rendered more difficult. These measures may have an adverse effect on the stockholders of Community to participate in a tender or exchange offer for Community's common stock and may have an effect on the market value of common stock.

     Community uses Wells Fargo Bank Minnesota, NA, as its transfer agent and registrar for its common stock.

     Community obtains the cash necessary to pay dividends by receiving dividends paid by its wholly owned subsidiaries and its non-banking subsidiaries and has a line of credit facility available as sources of funds for the payment of dividends. Banking regulations limit the amount of dividends it may be paid by the bank subsidiaries without prior approval of regulatory agencies supervising the banks.

     Community's annual meeting of shareholders for the election of directors and the transaction of other business which may be brought properly before the meeting is held on such date and at such time and place as is determined by Community's Board of Directors. Community customarily holds its annual meeting of shareholders in April or May.

Item 2.   Exhibits.

     3.1     Articles of Incorporation of Registrant, as amended.

     3.2     By-Laws of Registrant, as amended.

     4.1 Rights Agreement Dated as of February 28, 2002 between Community Banks, Inc. and Community Banks, including the Form of Rights Certificate and the Summary of Rights Agreement attached thereto as Exhibits "A" and "B", respectively. Incorporated by reference to Registrant's Registration Statement on Form 8-A filed February 27, 2002, Commission File # 0-15786.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   COMMUNITY BANKS, INC.


                               DATE: May 10, 2002
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                       BY:  /s/ Eddie L. Dunklebarger
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                            Eddie L. Dunklebarger, Chairman, President and CEO